SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

FRIENDFINDER NETWORKS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

358453306

(CUSIP Number)

Anthony R. Bobulinski
Managing Member, Global Investment Ventures LLC
10330 Santa Monica Blvd.
Los Angeles, CA  90025
(310) 409-7039

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Global Investment Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,687,990 shares*
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,687,990 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,687,990 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.9%
14	TYPE OF REPORTING PERSON OO

*Includes vested warrants to purchase 4,500,170 shares of common stock.

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1	NAMES OF REPORTING PERSONS Anthony R. Bobulinski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,687,990 shares*
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,687,990 shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,687,990 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.9%
14	TYPE OF REPORTING PERSON IN

*Includes vested warrants to purchase 4,500,170 shares of common stock.

CUSIP No. 358453306	13D	Page 4 of 9

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share ("Common Stock"), of FriendFinder Networks Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly on behalf of Global Investment Ventures LLC, a Delaware limited liability company ("Global Investment"), and Anthony R. Bobulinski, an individual residing in the State of California and the managing member of Global Investment.  Global Investment and Mr. Bobulinski are collectively referred to herein as the "Reporting Persons."  The principal business address of the Reporting Persons is 10330 Santa Monica Blvd., Los Angeles, CA  90025.

Global Investment is an entity wholly-owned and managed by Mr. Bobulinski formed for the purpose of making and holding investments.  Mr. Bobulinski is a United States citizen whose present principal occupation is the Chief Executive Officer of Jigo City.

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 7, 2011, the Issuer and JGC Holdings Limited, a British Virgin Islands limited company and a direct wholly-owned subsidiary of the Issuer (the "Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with BDM Global Ventures Limited, a British Virgin Islands limited company ("BDM") which owns the operations of JigoCity, Global Investment and Mr. Bobulinski (collectively, the "Parties"). The Parties closed the Merger simultaneously with signing the Merger Agreement on September 7, 2011. At the closing of the merger, BDM merged into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of the Issuer.

As a result of the Merger and pursuant to the terms of the Merger Agreement, the shareholders of BDM, in exchange for their outstanding shares and options in BDM and its subsidiaries, received merger consideration consisting of 1,555,555 shares of the Issuer's Common Stock and warrants immediately exercisable into 6,436,851 shares of the Issuer's Common Stock with exercise prices ranging from $5 to $18 per share with an expiration date of December 31, 2021.

Pursuant to the Merger Agreement, Global Investment, as a shareholder of BDM, received 1,187,820 shares of the Issuer's Common Stock, and immediately exercisable warrants to purchase a total of 4,500,170 shares of the Issuer's Common Stock with exercise prices ranging from $5 to $18 per share with an expiration date of December 31, 2021.

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Of the shares of Common Stock issued to Global Investment, 500,000 shares of Common Stock are being held in escrow until no later than December 31, 2012 to satisfy certain potential indemnification claims under the Merger Agreement.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is incorporated herein as Exhibit 2.1.

ITEM 4.  PURPOSE OF TRANSACTION

As set forth in Item 3, in connection with the Merger Agreement, Global Investment received 1,187,820 shares of the Issuer's Common Stock and immediately exercisable warrants to purchase a total of 4,500,170 shares of the Issuer's Common Stock with exercise prices ranging from $5 to $18 per share with an expiration date of December 31, 2021. The Reporting Persons acquired the Issuer's shares of Common Stock and warrants to purchase the Issuer's shares of Common Stock for investment purposes only.

Except as otherwise set forth in this Item 4, none of the Reporting Persons have present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction; such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) Global Investment owns 5,687,990 shares of the Issuer's Common Stock, which includes vested warrants to purchase 4,500,170 shares of the Issuer's Common Stock.  The 5,687,990 shares of Common Stock owned by Global Investment constitute 15.9% of the Issuer's outstanding shares of Common Stock, based upon 31,186,679 shares of Common Stock outstanding as of September 12, 2011 and calculated in accordance with Rule 13d-3(d).  Global Investment shares the power to vote and the power to dispose such shares with Mr. Bobulinski.  Mr. Bobulinski, as the managing member and sole member of Global Investment, may be deemed to beneficially own the 5,687,990 shares of Common Stock owned by Global Investment.

CUSIP No. 358453306	13D	Page 6 of 9

(c) Except as otherwise disclosed herein, none of the Reporting Persons have effected any other transactions in the Common Stock of the Issuer during the past 60 days.

(d) and (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4 regarding the Merger Agreement.

Concurrently with entering into the Merger Agreement, on September  7, 2011, the Issuer entered into an equity put agreement with the shareholders of BDM (the "Shareholders") named therein, including Global Investment (the "Equity Put Agreement"). Pursuant to the Equity Put Agreement, the parties thereto have agreed that the Shareholders have the option to sell all of their shares of Common Stock and warrants, issued as merger consideration pursuant to the terms of the Merger Agreement, back to the Issuer in exchange for the return of 70% of the equity in BDM if the volume-weighted average price of the Common Stock fails to exceed $12.00 per share during any 10 trading day period principally between the closing date and the later of June 30, 2014 and the date upon which the Issuer's current indentures are fully discharged. Additionally, pursuant to the Equity Put Agreement, if the Shareholders exercise the put right, the parties have agreed that the Issuer has a right to pay the Shareholders in Common Stock or cash, the difference between the highest 10 day volume-weighted average price attained by the Issuer's Common Stock during such period and $12.00, in which case the put right terminates.

The foregoing description of the Equity Put Agreement is qualified in its entirety by reference to the Equity Put Agreement, a copy of which is incorporated herein as Exhibit 10.1.

Also concurrently with entering into the Merger Agreement, on September 7, 2011, the Issuer entered into a registration rights agreement with the Reporting Persons (the "Registration Rights Agreement"). The Registration Rights Agreement grants demand registration rights with respect to the shares of Common Stock and the shares of Common Stock issuable upon the exercise of the warrants, issued as merger consideration pursuant to the terms of the Merger Agreement (the "Registrable Securities"). If, at any time on or after the date the Issuer is required to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 with the Securities and Exchange Commission, the Reporting Persons and/or the Reporting Persons' assigns are not able to sell all of the Common Stock and warrants owned by them pursuant to Rule 144 (or any successor thereto) promulgated under the Securities Act free of volume and holding period restrictions set forth therein, Mr. Bobulinski, or if Mr. Bobulinski no longer holds any Registrable Securities, the holders of a majority of the Registrable Securities may request that the Issuer register under the Securities Act, the resale of all or any portion of the Registrable Securities on Form S-3 (or the then appropriate form for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act).

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated herein as Exhibit 10.2.

CUSIP No. 358453306	13D	Page 7 of 9

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

2.1
Agreement and Plan of Merger, dated September 7, 2011, by and among FriendFinder Networks Inc., JGC Holdings Limited, BDM Global Ventures Limited, Global Investment Ventures LLC and Anthony R. Bobulinski (incorporated by reference to Exhibit 2.1 in the Issuer's Form 8-K filed with the SEC on September 12, 2011).

10.1
Equity Put Agreement, dated September 7, 2011, by and among FriendFinder Networks Inc., the Shareholders and Anthony R. Bobulinski, in his capacity as the Shareholders' representative (incorporated by reference to Exhibit 10.1 in the Issuer's Form 8-K filed with the SEC on September 12, 2011).

10.2
Registration Rights Agreement, dated September 7, 2011, by and among FriendFinder Networks Inc., Global Investment Ventures LLC and Anthony R. Bobulinski (incorporated by reference to Exhibit 10.2 in the Issuer's Form 8-K filed with the SEC on September 12, 2011).

99.1	Joint Filing Agreement, dated as of September 16, 2011, by and among the Reporting Persons.

CUSIP No. 358453306	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2011	Global Investment Ventures LLC
	By:	/s/ Anthony R. Bobulinski Name: Anthony R. Bobulinski Title: Managing Member
Date: September 16, 2011	By:	/s/ Anthony R. Bobulinski Anthony R. Bobulinski, individually